GRAPEFRUIT USA, inc.

10866 WILSHIRE BLVD. SUITE 225

LOS ANGELES, CA 90024

June 12, 2020

Anuja A. Majmudar

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grapefruit USA, Inc. Amendment No. 3 to Registration Statement on Form S-1
Filed May 28, 2020
File No. 333- 232828

Dear Ms. Majmudar:

By letter dated June 4, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Grapefruit USA, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on May 28, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 3 to Registration Statement on Form S-1

Controlled Substance Regulation, page 10

1.	We note you have revised your disclosure to state that you currently manufacture and distribute THC products that are in excess of 0.3% THC. Please clarify whether these products are Schedule 1 controlled substances and the consequence of this classification under federal law. In this regard, we note you disclose on page 16 that “even in states that have legalized the use of marijuana, its sale and use remain violations of federal law.” We also note that your revised disclosure that “should the Federal government change its stance on state law compliant cannabis companies and begin to prosecute them under Federal law, you could be subject to enforcement and prosecution” appears inconsistent with your disclosure on page 17 that the Sessions Memo rescinded the Cole Memo and that federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. Please advise or revise.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure to clarify that we currently manufacture and distribute THC products that are in excess of 0.3% THC and that these products are Schedule 1 controlled substances as defined in the federal Controlled Substances Act of 1970, and to discuss the consequence of this classification under federal law. Additionally, we revised our disclosure to remove the inconsistent language regarding the possibility that “Federal government change its stance on state law compliant cannabis companies”.

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Risk Factors

Our business is dependent on laws pertaining to the cannabis industry, page 16

2.	Consistent with your disclosure in the risk factor titled “The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined,” please revise this risk factor to reflect the latest guidance issued by former Attorney General Jeff Sessions to the United States Attorney regarding marijuana enforcement on January 4, 2018, including the rescission of the Cole Memorandum.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure in the risk factor section to provide additional risk factors under the new heading “Risks Related to the Marijuana Industry.” Included within these new risk factors is disclosure reflecting the latest guidance issued by former Attorney General Jeff Sessions to the United States Attorneys regarding marijuana enforcement on January 4, 2018, including the rescission of the Cole Memorandum.

Amendment No. 3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.	It appears that you have removed the critical accounting policies disclosure you’re your registration statement. Please revise to provide disclosure of your critical accounting estimates similar to what was included in your prior amendment.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure under the Management’s Discussion and Analysis of Financial Condition and Results of Operations Section to include disclosure of our critical accounting estimates, similar to what we included in our prior amendment.

4.	Revise to provide an analysis of your results of operations and a discussion of your liquidity and capital resources for all periods for which financial statements are presented in your filing. Refer to Item 303 of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure under the Management’s Discussion and Analysis of Financial Condition and Results of Operations Section to include disclosure and analysis of our results of operations and a discussion of our liquidity and capital resources for all periods for which financial statements are presented in our filing.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Bradley Yourist

Chief Executive Officer

Grapefruit USA, Inc.

10866 Wilshire Boulevard, Suite 225

Los Angeles, CA 90024

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